Exhibit 99.2

        REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS, ON SCHEDULE I


         We have audited the consolidated financial statements of TFC Enterprises, Inc., as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report dated March 11, 1997, except for Note 5 as to which the date is April 4, 1997. Our audits also included the financial statement schedule listed in Item 14(a) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

         In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Washington, DC
March 11, 1997, except
for Note 5 as to which
the date is April 4, 1997